Exhibit 99.1

Oculis Publishes Invitation to the Annual General Meeting

ZUG, Switzerland, April 29, 2024 – Oculis Holding AG (Nasdaq: OCS) (“Oculis”), today published the invitation to the 2024 Annual General Meeting, which will be held on May 29, 2024 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:30 p.m. CEST / 9:30 a.m. EDT.

All information pertaining to the 2024 Annual General Meeting, including meeting materials, can be accessed on the Oculis website at https://investors.oculis.com/events-presentations.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline comprises multiple innovative product candidates in development. It includes OCS-01, a topical eye drop candidate for diabetic macular edema (DME) and for the treatment of inflammation and pain following cataract surgery; OCS-02 (licaminlimab), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED) and for non-infectious anterior uveitis; and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. Headquartered in Switzerland and with operations in the U.S. and Iceland, Oculis’ goal is to deliver life-changing treatments to patients worldwide. The Company is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor & Media Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577